Atlas Copco **Press Release from the Atlas Copco Group**

For further information please contact:
Björn Rosengren, Senior Executive Vice President, Construction and Mining Technique
+46 (0)70 417 8502

Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco has acquired ground engineering company

Stockholm, Sweden, September 20, 2004: Oy Atlas Copco Ab has acquired Rotex Oy of Finland. The company has annual revenues of approximately MSEK 73 (MEUR 8) and 16 employees. The purchase price will not be disclosed.

Rotex is a leading manufacturer of consumables for overburden drilling. Its operation is located in Tampere, Finland, with direct sales and distribution in several countries worldwide. The acquired company will become part of Atlas Copco Craelius, a division within the Construction and Mining Technique business area.

The acquisition will bring products that complement Atlas Copco Craelius's present range of consumables for overburden drilling. It is in line with Construction and Mining Technique's strategy to expand business within the ground engineering market where overburden drilling is an important area. Through the acquisition Atlas Copco will widen its product portfolio in this growing business sector and also expand its aftermarket offering, thus enhancing customer support.

Says Patrik Nolåker, President of the Atlas Copco Craelius division, "*Adding new products to our present product portfolio, and adding Rotex's distribution network to our own sales channels, give opportunities to increase our presence within ground engineering. This shows our commitment to the market, and will create a solid base for further expansion.*"

Atlas Copco Rotex will be the competence center for overburden drilling, serving its current and future customer base. Jorma Järvelä will continue as General Manager of the company.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Atlas Copco Craelius is a division within the Atlas Copco Group developing, manufacturing, and marketing equipment for exploration drilling and ground engineering applications. The head office is located in Märsta, Sweden, and manufacturing units are located in Sweden, Canada, China, and South Africa. More information is available on www.atlascopco.com/craelius.